SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   ----------

                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(a)
               AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a).

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 4)


                              ROYAL PRECISION, INC.
                                (Name of Issuer)


                     Common Stock, par value $.001 per share
                         (Title of Class of Securities)


                                   780921-10-2
                                 (CUSIP Number)

                             Kenneth J. Warren, Esq.
                      5134 Blazer Parkway, Dublin, OH 43017
                                 (614) 766-1960
            (Name, Address and Telephone Number of Person Authorized
                      to Receive Notice and Communications)

                                 March 28, 2002
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions (however, see the Notes).

---------------------                                        -------------------
CUSIP NO. 780921-10-2                  13D/A                  Page 2 of 15 Pages
---------------------                                        -------------------

1   NAMES OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Richard P. Johnston
    --------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                       (b) [X]
    --------------------------------------------------------------------------
3   SEC USE ONLY

    --------------------------------------------------------------------------
5   CITZENSHIP OR PLACE OF ORGANIZATION

    United States of America
    --------------------------------------------------------------------------
                  5  SOLE VOTING POWER
                     117,602
     NUMBER OF       ---------------------------------------------------------
      SHARES      6  SHARED VOTING POWER
    BENEFICIALLY     10,696,367
     OWNED BY        ---------------------------------------------------------
       EACH       7  SOLE DISPOSITIVE POWER
     REPORTING       117,602
      PERSON         ---------------------------------------------------------
       WITH       8  SHARED DISPOSITIVE POWER
                     10,696,367
                     ---------------------------------------------------------
9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    10,813,969(1)
    --------------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]


    --------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    75.0%(2)
    --------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON*

    IN
    --------------------------------------------------------------------------

(1) Consists of (a) (i) 1,384,135 shares held by the Johnston Family Charitable Remainder Unitrust #3 ("CRT#3") of which Richard P. Johnston ("RPJ") serves as a Trustee; (ii) 153,248 shares held by the Johnston Family Living Trust (the
"Trust") of which RPJ serves as a Trustee; (iii) 147,808 shares held by the Johnston Family Charitable Foundation (the "Foundation"); (iv) 26,302 shares subject to employee stock options (the "RPJ Stock Options") held by RPJ that are currently exercisable; (v) 152,192 shares issuable upon exercise of a warrant dated October 26, 2001 held by the Foundation (the "JF Warrant"); (vi) 5,113,972 shares to be issued to the Foundation upon conversion of a subordinated note dated October 26, 2001 (the "JF Note") pursuant to the terms of a Conversion Agreement dated March 11, 2002 between the Foundation and the Issuer (the "Conversion Agreement"); (vii) 36,000 shares issuable upon exercise of a warrant dated February 28, 2002 held by the Trust (the "Trust Warrant 1"); (viii) 59,200 shares covered by the exercisable portion of a warrant dated March 19, 2002 (the "Trust Warrant 2") authorized by the Board of Directors of the Issuer to be issued to the Trust pursuant to the terms of a Guaranty Agreement dated March 19, 2002 (the "Guaranty Agreement") wherein the Trust has agreed to provide a guaranty to the Issuer's financial lender currently being negotiated and certain other guaranties and (b) the following which are not exercisable within the next 60 days: (i) 200,000 shares held by Christopher A. Johnston ("CAJ") which CRT#3 may be required to purchase from CAJ pursuant to a Put Agreement dated August 31, 2001 (the "Put Agreement"), (ii) 28,750 shares subject to RPJ Stock Options,
(iii) 600,000  shares  issuable upon  conversion  of a  subordinated  note dated
February 28, 2002 held by the Trust which is not convertible until the occurrence of a default (the "Trust Note"), (iv) up to 86,000 shares issuable pursuant to Trust Warrant 2 which is not exercisable until the occurrence of certain events, (v) up to 2,420,000 shares which may be issued to the Trust pursuant to the terms of the Guaranty Agreement upon enforcement of guaranties issued by the Trust and conversion of the underlying guarantied debt of $605,000, (vi) 343,812 shares owned by Kenneth J. Warren ("KJW") of which 334,031 shares are pledged to RPJ/JAJ Partners, Ltd., of which RPJ is a partner, and 9,781 shares are pledged to the Trust, to secure certain notes issued by KJW as more fully described in Item 6 and (vii) 62,550 shares subject to employee stock options held by Danny Edwards which, if exercised by Mr. Edwards, could be acquired by RPJ or his nominee pursuant to the terms of a Stock Option Purchase Agreement dated February 28, 2001 between RPJ and Mr. Edwards (the "RPJ-DE Option Agreement"). RPJ disclaims beneficial ownership of all shares of the Issuer except (x) the RPJ Stock Options, (y) any shares owned by the Trust, and
(z) any shares owned by CRT#3 in excess of 13.6% of the aggregate shares owned by CRT#3.

(2) Based on a total of 5,829,519 shares outstanding on February 28, 2002, as adjusted upward to 14,414,485 shares to reflect (a) 55,052 shares subject to the RPJ Stock Options, (b) 152,192 shares issuable on exercise of the JF Warrant,
(c) 5,113,972 shares issuable pursuant to the Conversion Agreement, (d) 36,000 shares issuable in respect of Trust Warrant 1, (e) 145,200 shares issuable in respect of Trust Warrant 2, (f) 600,000 shares issuable upon the conversion of the Trust Note, (g) 2,420,000 shares issuable pursuant to the Guaranty Agreement and (h) 62,550 shares subject to the RPJ-DE Option Agreement.

---------------------                                        -------------------
CUSIP NO. 780921-10-2                  13D/A                  Page 3 of 15 Pages
---------------------                                        -------------------

1   NAMES OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Jayne A. Johnston
    --------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                       (b) [ ]
    --------------------------------------------------------------------------
3   SEC USE ONLY

    --------------------------------------------------------------------------
5   CITZENSHIP OR PLACE OF ORGANIZATION

    United States of America
    --------------------------------------------------------------------------
                  5  SOLE VOTING POWER
                     -0-
     NUMBER OF       ---------------------------------------------------------
      SHARES      6  SHARED VOTING POWER
    BENEFICIALLY     7,072,857
     OWNED BY        ---------------------------------------------------------
       EACH       7  SOLE DISPOSITIVE POWER
     REPORTING       -0-
      PERSON         ---------------------------------------------------------
       WITH       8  SHARED DISPOSITIVE POWER
                     7,072,857
                     ---------------------------------------------------------
9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    7,072,857(3)
    --------------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [X]


    --------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    63.1%(4)
    --------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON*

    IN
    --------------------------------------------------------------------------

(3) Consists of (a) (i) 1,384,135 shares held by CRT#3 of which Jayne A. Johnston ("JAJ") serves as a Trustee; (ii) 153,248 shares held by the Trust of which JAJ serves as a Trustee; (iii) 147,808 shares held by the Foundation) of which JAJ serves as Trustee; (iv) 26,302 shares subject to the RPJ Stock Options held by RPJ that are currently exercisable; (v) 152,192 shares issuable upon exercise of the JF Warrant; (vi) 5,113,972 shares to be issued to the Foundation upon conversion of the JF Note pursuant to the terms of the Conversion Agreement; (vii) 36,000 shares issuable upon exercise of Trust Warrant 1; (viii) 59,200 shares covered by the exercisable portion of Trust Warrant 2 authorized by the Board of Directors of the Issuer to be issued to the Trust pursuant to the terms of the Guaranty Agreement but (b) does not include the following which are not exercisable within the next 60 days: (i) 200,000 shares held by Christopher A. Johnston ("CAJ") which CRT#3 may be required to purchase from CAJ pursuant to the Put Agreement, (ii) 28,750 shares subject to RPJ Stock Options,
(iii) 600,000 shares issuable upon conversion of the Trust Note which is not convertible until the occurrence of a default, (iv) up to 86,000 shares issuable pursuant to Trust Warrant 2 which is not exercisable until the occurrence of certain events, (v) up to 2,420,000 shares which may be issued pursuant to the terms of the Guaranty Agreement, (vi) 343,812 shares owned by KJW of which 334,031 shares are pledged to RPJ/JAJ Partners, Ltd., of which JAJ is a partner, and 9,781 shares are pledged to the Trust, to secure certain notes issued by KJW as more fully described in Item 6, and (vii) 62,550 shares subject to employee stock options held by Danny Edwards which, if exercised by Mr. Edwards, could be acquired by RPJ or his nominee pursuant to the terms of the RPJ-DE Option Agreement. JAJ disclaims beneficial ownership of all shares of the Issuer except
(x) the RPJ Stock Options, (y) any shares owned by the Trust, and (z) any shares owned by CRT#3 in excess of 13.6% of the aggregate shares owned by CRT#3.

(4) Based on a total of 5,829,519 shares outstanding on February 28, 2002, as adjusted upward to 11,217,185 shares to reflect (a) 26,302 shares issuable on exercise of the exercisable portion of the RPJ Stock Options, 152,192 shares issuable on exercise of the JF Warrant, 5,113,972 shares issuable pursuant to the Conversion Agreement, 36,000 shares issuable in respect of Trust Warrant 1, and 59,200 shares representing the exercisable portion of Trust Warrant 2.

---------------------                                        -------------------
CUSIP NO. 780921-10-2                  13D/A                  Page 4 of 15 Pages
---------------------                                        -------------------

1   NAMES OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Johnston Family Charitable Remaider Trust #3
    --------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                       (b) [ ]
    --------------------------------------------------------------------------
3   SEC USE ONLY

    --------------------------------------------------------------------------
5   CITZENSHIP OR PLACE OF ORGANIZATION

    Indiana, United States of America
    --------------------------------------------------------------------------
                  5  SOLE VOTING POWER
                     -0-
     NUMBER OF       ---------------------------------------------------------
      SHARES      6  SHARED VOTING POWER
    BENEFICIALLY     1,384,135
     OWNED BY        ---------------------------------------------------------
       EACH       7  SOLE DISPOSITIVE POWER
     REPORTING       -0-
      PERSON         ---------------------------------------------------------
       WITH       8  SHARED DISPOSITIVE POWER
                     1,384,135
                     ---------------------------------------------------------
9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,384,135
    --------------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [X]


    --------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    23.7%(5)
    --------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON*

    OO
    --------------------------------------------------------------------------

(5) Based on a total of 5,829,519 shares outstanding on February 28, 2002. Does not include 200,000 shares held by CAJ which CRT #3 may be required to purchase pursuant to the Put Agreement. CRT#3 disclaims beneficial ownership of any shares other than the 1,384,135 shares it owns.

---------------------                                        -------------------
CUSIP NO. 780921-10-2                  13D/A                  Page 5 of 15 Pages
---------------------                                        -------------------

1   NAMES OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Johnston Family Living Trust u/a dtd 4/11/94
    --------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                       (b) [ ]
    --------------------------------------------------------------------------
3   SEC USE ONLY

    --------------------------------------------------------------------------
5   CITZENSHIP OR PLACE OF ORGANIZATION

    Wyoming, United States of America
    --------------------------------------------------------------------------
                  5  SOLE VOTING POWER
                     -0-
     NUMBER OF       ---------------------------------------------------------
      SHARES      6  SHARED VOTING POWER
    BENEFICIALLY     248,448
     OWNED BY        ---------------------------------------------------------
       EACH       7  SOLE DISPOSITIVE POWER
     REPORTING       -0-
      PERSON         ---------------------------------------------------------
       WITH       8  SHARED DISPOSITIVE POWER
                     248,448
                     ---------------------------------------------------------
9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    248,448(6)
    --------------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [X]


    --------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    4.2%(7)
    --------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON*

    OO
    --------------------------------------------------------------------------

(6) Includes (i) 153,248 shares held by the Trust; (ii) 36,000 shares issuable upon exercise of Trust Warrant 1, and.(iii) 59,200 shares covered by the exercisable portion of Trust Warrant 2. Does not include (a) 600,000 shares issuable on conversion of the Trust Note which is not convertible until the occurrence of a default, (b) nor up to 86,000 shares issuable pursuant to Trust Warrant 2 which is not exercisable until the occurrence of certain events, (c) nor up to 2,420,000 shares which may be issued pursuant to the terms of the Guaranty Agreement, nor (d) 9,781 shares owned by KJW pledged to the Trust to secure certain notes issued by KJW as more fully described in Item 6. The Trust disclaims beneficial ownership of all shares of the Issuer except the 153,248 shares held by the Trust, the 36,000 shares issuable upon exercise of Trust Warrant 1 and the 59,200 shares currently exercisable under Trust Warrant 2.

(7) Based on a total of 5,829,519 shares outstanding on February 28, 2002, as adjusted upward to 5,924,719 shares to reflect 36,000 shares issuable on exercise of Trust Warrant 1, and 59,200 shares issuable on exercise of Trust Warrant 2.

---------------------                                        -------------------
CUSIP NO. 780921-10-2                  13D/A                  Page 6 of 15 Pages
---------------------                                        -------------------

1   NAMES OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    The Johnston Family Charitable Foundation
    --------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                       (b) [ ]
    --------------------------------------------------------------------------
3   SEC USE ONLY

    --------------------------------------------------------------------------
5   CITZENSHIP OR PLACE OF ORGANIZATION

    Wyoming, United States of America
    --------------------------------------------------------------------------
                  5  SOLE VOTING POWER
                     -0-
     NUMBER OF       ---------------------------------------------------------
      SHARES      6  SHARED VOTING POWER
    BENEFICIALLY     5,413,972
     OWNED BY        ---------------------------------------------------------
       EACH       7  SOLE DISPOSITIVE POWER
     REPORTING       -0-
      PERSON         ---------------------------------------------------------
       WITH       8  SHARED DISPOSITIVE POWER
                     5,413,972
                     ---------------------------------------------------------
9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    5,413,972(8)
    --------------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]


    --------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    48.8%(9)
    --------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON*

    OO
    --------------------------------------------------------------------------

(8) Includes (i) 147,808 shares held by the Foundation; (ii) 152,192 shares issuable upon exercise of the JF Warrant, and (iii) 5,113,972 shares to be issued to the Foundation upon conversion of the JF Note pursuant to the terms of the Conversion Agreement. The Foundation disclaims beneficial ownership of all shares except the 147,808 shares held by the Foundation, the 152,192 shares issuable upon exercise of the JF Warrant, and the 5,113,972 shares to be issued to the Foundation upon conversion of the JF Note pursuant to the terms of the Conversion Agreement.

(9) Based on a total of 5,829,519 shares outstanding on February 28, 2002, as adjusted upward to 11,095,683 shares to reflect 152,192 shares issuable upon exercise of the JF Warrant, and 5,113,972 shares to be issued to the Foundation upon conversion of the JF Note.

ITEM 1. SECURITY AND ISSUER.

        Common Stock, par value, $.001 per share.
        Royal Precision, Inc.
        535 Migeon Avenue
        Torrington, CT 06790


ITEM 2. IDENTITY AND BACKGROUND.

     This statement is being filed pursuant to Regulation 13D-G of the General Rules and Regulations under the Act, by the following: Richard P. Johnston ("RPJ"), Jayne A. Johnston ("JAJ"), the Johnston Family Charitable Remainder Unitrust #3 ("CRT#3"), the Johnston Family Living Trust (the "Trust") and the Johnston Family Charitable Foundation (the "Foundation") (sometimes referred to herein as the "Reporting Persons"). RPJ, Christopher A. Johnston ("CAJ"), David
E. Johnston, Kenneth J. Warren ("KJW"), Charles S. Mechem, Jr., John C. Lauchnor, Robert Jaycox and Royal Associates, Inc. filed a Schedule 13D (the "RA 13D") on March 28, 2002. The Reporting Persons are making this Amendment No. 4 to Schedule 13D (this "Amendment") to amend the Schedule 13D of the Reporting Persons as filed with the Securities and Exchange Commission on March 1, 2001, and as amended by Amendment No. 1 thereto filed on September 12, 2001 ("Amendment No. 1"), Amendment No. 2 filed on November 19, 2001 ("Amendment No. 2") and Amendment No. 3 filed March 22, 2002 (the original Schedule 13D as amended by Amendment No. 1, Amendment No. 2 and Amendment No. 3 being herein referred to as the "Amended Schedule 13D"). Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Amended Schedule 13D. The Amended Schedule 13D is amended and superseded as to RPJ alone by the information set forth in the RA 13D with respect to RPJ. The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a group exists. This Amendment No. 4 is being filed to make certain corrections and disclosures inadvertently omitted from Amendment No. 3.

     (a) - (f) for all of the Reporting Persons remains as reported in the Amended Schedule 13D.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Item 3 remains as reported in the Amended Schedule 13D.

ITEM 4. PURPOSE OF TRANSACTION.

     As to all Reporting Persons other than RPJ, Item 4 remains as reported in Amendment No. 3. As to RPJ, Item 4 is hereby amended to read as set forth in
Item 4 of the RA 13D with respect to RPJ, as the same may be amended from time to time.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     As to RPJ, Item 5 is amended to read as set forth in Item 5 of the RA 13D with respect to RPJ, as the same may be amended from time to time. With respect to each other Reporting Person, Item 5 of the Amended Schedule 13 D is hereby amended to read in its entirety as follows:

     JAJ. JAJ may be deemed pursuant to Rule 13d-3 to beneficially own (a) (i) 1,384,135 shares held by CRT#3 of which JAJ serves as a Trustee; (ii) 153,248 shares held by the Trust of which JAJ serves as a Trustee; (iii) 147,808 shares held by the Foundation of which JAJ serves as a Trustee; (iv) 26,302 shares subject to employee stock options (the "RPJ Stock Options") held by RPJ that are currently exercisable; (v) 152,192 shares issuable upon exercise of a warrant dated October 26, 2001 held by the Foundation (the "JF Warrant"); (vi) 5,113,972 shares to be issued to the Foundation upon conversion of a subordinated note dated October 26, 2001 (the "JF Note") pursuant to the terms of a Conversion Agreement dated March 11, 2002 between the Foundation and the Issuer (the "Conversion Agreement"); (vii) 36,000 shares issuable upon exercise of a warrant dated February 28, 2002 held by the Trust ("Trust Warrant 1"); (viii) 59,200 shares covered by the exercisable portion of a warrant dated March 19, 2002

("Trust Warrant 2") authorized by the Board of Directors of the Issuer to be issued to the Trust pursuant to the terms of a Guaranty Agreement dated March 19, 2002 (the "Guaranty Agreement") wherein the Trust has agreed to provide a guaranty to the Issuer's financial lender currently being negotiated and certain other guaranties but (b) does not include the following which are not exercisable within the next 60 days: (i) 200,000 shares held by CAJ which CRT#3 may be required to purchase from CAJ pursuant to a Put Agreement dated August 31, 2001 (the "Put Agreement"), (ii) 28,750 shares subject to RPJ Stock Options,
(iii) 600,000 shares issuable upon conversion of a subordinated note dated February 28, 2002 (the "Trust Note") held by the Trust which is not convertible until the occurrence of a default, (iv) up to 86,000 shares issuable pursuant to Trust Warrant 2 which is not exercisable until the occurrence of certain events,
(v) up to 2,420,000 shares which may be issued pursuant to the terms of the Guaranty Agreement upon enforcement of guaranties issued by the Trust and conversion of the underlying guarantied debt of $605,000 (vi) 343,812 shares owned by KJW of which 334,031 shares are pledged to RPJ/JAJ Partners, Ltd., of which JAJ is a partner, and 9,781shares are pledged to the Trust, to secure certain notes issued by KJW as more fully described in Item 6 and (vii) 62,550 shares subject to employee stock options held by Danny Edwards which, if exercised by Mr. Edwards, could be acquired by RPJ or his nominee pursuant to the terms of a Stock Option Purchase Agreement dated February 28, 2001 between RPJ and Mr. Edwards (the "RPJ-DE Option Agreement"). JAJ disclaims beneficial ownership of all shares of the Issuer except (x) the RPJ Stock Options, (y) any shares owned by the Trust, and (z) any shares owned by CRT#3 in excess of 13.6% of the aggregate shares owned by CRT#3.

     CRT#3. CRT#3 beneficially owns 1,384,135 shares. CRT#3 expressly declares that its filing of this Schedule 13D shall not be construed as an admission that it is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this Schedule 13D except for the 1,384,135 shares owned directly by CRT#3.

     Trust.  The Trust  beneficially  owns (i) 153,248 shares held by the Trust;
(ii) 36,000 shares issuable upon exercise of Trust Warrant 1 and.(iii) 59,200 shares covered by the exercisable portion of Trust Warrant 2. Does not include
(a) 600,000 shares issuable on conversion of the Trust Note which is not convertible until the occurrence of a default, (b) up to 86,000 shares issuable pursuant to Trust Warrant 2 which is not exercisable until the occurrence of certain events, (c) up to 2,420,000 shares which may be issued pursuant to the terms of the Guaranty Agreement, nor (d) 9,781 shares owned by KJW pledged to the Trust to secure certain notes issued by KJW as more fully described in Item
6. The Trust expressly declares that its filing of this Schedule 13D shall not be construed as an admission that it is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this
Schedule 13D except for the 153,248 shares owned directly by the Trust, the 36,000 shares issuable upon exercise of Trust Warrant 1, and the 59,200 shares covered by the exercisable portion of Trust Warrant 2.

     Foundation. The Foundation beneficially owns (i) 147,808 shares held by the Foundation; (ii) 152,192 shares issuable upon exercise of the JF Warrant, and
(iii) 5,113,972 shares to be issued to the Foundation upon conversion of the JF Note pursuant to the terms of the Conversion Agreement.

The Foundation expressly declares that its filing of this Schedule 13D shall not be construed as an admission that it is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this
Schedule 13D except for (i) 147,808 shares held by the Foundation, (i) 152,192 shares issuable upon exercise of the balance of the JF Warrant; and (iii) 5,113,972 shares to be issued to the Foundation upon conversion of the JF Note.

     RPJ: Information with respect to RPJ in response to Items 5(a) through (e) is as set forth in Items 5(a) through (e) with respect to RPJ in the RA 13D, as the same may be amended from time to time.

     JAJ:

     (a)  (i) Amount Beneficially Owned:  7,072,857

          (ii) Percent of Class: 63.1% based on a total of 5,829,519 shares outstanding on February 28, 2002, after adjustment upward to 11,217,185 shares to reflect issuance of 26,302 shares covered by exercisable employee stock options held by RPJ, 152,192 shares issuable on exercise of the JF Warrant,

5,113,972 shares issuable upon conversion of the JF Note pursuant to the Conversion Agreement, 36,000 shares issuable on exercise of Trust Warrant 1 and 59,200 shares representing the exercisable portion of Trust Warrant 2.

     (b)  Number of shares as to which the person has:

          (i)  Sole power to vote or to direct the vote: -0-

          (ii) Shared power to vote or to direct the vote: 7,072,857

          (iii) Sole power to dispose or to direct the disposition of: -0-

          (iv) Shared  power  to  dispose  or  to  direct  the  disposition  of:
               7,072,857

     (c)  Not applicable.

     (d)  Not applicable.

     (e)  Not applicable.

     CRT #3:

     (a)  (i)  Amount Beneficially Owned: 1,384,135

          (ii) Percent of Class: 23.7% based on 5,829,519 shares outstanding on February 28, 2002.

     (b)  Number of shares as to which the person has:

          (i)  Sole power to vote or to direct the vote: -0-

          (ii) Shared power to vote or to direct the vote: 1,384,135

          (iii) Sole power to dispose or direct the disposition of: -0-

          (iv) Shared  power  to  dispose  or  to  direct  the  disposition  of:
               1,384,135

     (c) Except as set forth below or disclosed elsewhere in this Amendment, during the last 60 days none of the Reporting Persons engaged in any transactions in the common stock. On the dates set forth below, CRT#3 purchased an aggregate of 7,500 shares:

      Date                    Number of Shares              Price Per Share ($)
      ----                    ----------------              -------------------
     1/23/02                         500                           .998
     1/23/02                       1,000                          1.00
     1/24/02                       1,500                          1.00
     1/25/02                       1,500                           .98
     1/28/02                       1,500                           .99798
     1/29/02                       1,500                           .998

All of said purchases were made in the open market on the Nasdaq National Market System.

     (d)  Not applicable.

     (e)  Not applicable.

The Trust:

     (a)  (i)  Amount Beneficially Owned: 248,448

          (ii) Percent of Class: 4.2% based on 5,829,519 shares outstanding on February 28, 2002, as adjusted upward to 5,924,719 shares to reflect 36,000 shares issuable on exercise of Trust Warrant 1 and 59,200 shares issuable upon exercises of Trust Warrant 2.

     (b)  Number of shares as to which the person has:

          (i)  Sole power to vote or to direct the vote: -0-

          (ii) Shared power to vote or to direct the vote: 248,448

          (iii) Sole power to dispose or to direct the disposition of: -0-

          (iv) Shared power to dispose or to direct the disposition of: 248,448

     (c) (i) On February 28, 2002, in a privately negotiated transaction, the Trust lent to the Issuer the sum of $150,000 and received therefor Trust Warrant 1 providing for the purchase of up to 36,000 shares at a price of $.25 per share and the Trust Note convertible into 600,000 shares at a price of $.25 per share based on its original principal amount (plus additional shares for interest), which is not convertible until the occurrence of a default. The shares issuable upon exercise of Trust Warrant 1 and the Trust Note are included in the shares reported as beneficially owned by the Trust. The Trust has agreed in principle to a subordination arrangement with the Issuer's lender on substantially the same terms as are contained in an existing subordination agreement between the Foundation, the Issuer and the Issuer's lender. In connection with this transaction, the Trust entered into the Registration Rights Agreement disclosed in Item 6.

          (ii) In a privately negotiated transaction, on March 19, 2002, the Issuer entered into the Guaranty Agreement with the Trust, whereby the Trust agreed to provide a guarantee of the repayment of certain amounts of money the Issuer is obligated to pay to the Issuer's institutional lender and others. If the Trust was required to provide the maximum amount of funds under the Guaranty Agreement, $605,000, and the Trust elected to convert the amount of such debt into shares at the rate of $.25 per share, the Trust would receive 2,420,000 shares, excluding any shares that may be obtainable by converting any additional amounts of interest that may be either paid by the Trust on behalf of debt owed by the Issuer, or owed to the Trust. In exchange for entering into the Guaranty Agreement, the Trust was granted Trust Warrant 2 providing for the purchase of up to 59,200 shares at a price of $.25 per share, and the right to purchase an additional 86,000 shares at the same price upon the occurrence of certain events. The 59,200 shares issuable under Trust Warrant 2 are included in the shares reported as beneficially owned by the Trust.

     (d)  Not applicable.

     (e)  Not applicable.

The Foundation:

     (a)  (i)  Amount Beneficially Owned: 5,413,972

          (ii) Percent of Class: 48.8% based on 5,829,519 shares outstanding on February 28, 2002, as adjusted upward to 11,095,683 shares to reflect (i) 152,192 shares issuable upon exercise of the JF Warrant; and (ii) 5,113,972 shares issuable upon conversion of the JF Note.

     (b)  Number of shares as to which the person has:

          (i)  Sole power to vote or to direct the vote: -0-

          (ii) Shared power to vote or to direct the vote: 5,413,972

          (iii) Sole power to dispose or to direct the disposition of: -0-

          (iv) Shared  power  to  dispose  or  to  direct  the  disposition  of.
               5,413,972

     (c) (i) On February 1, 2002, the Foundation partially exercised the JF Warrant and received 147,808 shares. The JF Warrant remains unexercised as to a total of 152,192 shares. The warrant was exercisable for $.25 per share.

          (ii) In a privately negotiated transaction, the Issuer has entered into the Conversion Agreement dated March 11, 2002 with the Foundation pursuant to which the Foundation has agreed to convert its principal debt of $1,250,000 represented by the JF Note into equity and, if converted on request of the Issuer's institutional lender, the conversion will be deemed to have occurred on March 11, 2002, subject to a condition subsequent that the Issuer's institutional lender request the Foundation to convert the Issuer's debt to common stock. When converted, the conversion will also cover shares issuable on conversion in respect of interest accruing through March 31, 2002. The shares issuable under the terms of the Conversion Agreement are included in the shares reported as beneficially owned by the Foundation.

     (d)  Not applicable.

     (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Item 6 is amended in its entirety to read as follows:

     (i) On May 29, 1996, the original 80 shares held by KJW in a constituent company prior to a merger in 1999 were pledged by KJW to RPJ/JAJ Partners, Ltd., of which RPJ and JAJ are partners, to support the repayment of a promissory note dated May 29, 1996 in the principal amount of $74,326. The maturity of such promissory note has been extended and such note now matures on May 29, 2002. Under such pledge agreement, the pledgee will only acquire voting power or dispositive power over the shares upon the occurrence of certain contingencies which have not yet occurred. These 80 shares were converted to 334,031 shares of the Issuer in the merger and remain subject to the pledge agreement.

     (ii) On September 1, 1999, 3,900 shares were pledged by KJW to the Trust, to enable KJW to purchase on credit shares of the Issuer by delivery of a promissory note to the Trust in the principal amount of $11,688.97. The maturity of such note has been extended and such note now matures on September 1, 2002. Under such pledge agreement, the pledgee will only acquire voting power or dispositive power over the shares upon the occurrence of certain contingencies which have not yet occurred.

     (iii) On October 19, 1999, 5,881 shares were pledged by KJW to the Trust to enable KJW to purchase on credit shares of the Issuer by delivery of a promissory note to the Trust in the amount of $14,999.52. The maturity of such note has been extended and such note now matures on October 19, 2002. Under such pledge agreement, the pledgee will only acquire voting power or dispositive power over the shares upon the occurrence of certain contingencies which have not yet occurred

     (iv) On December 7, 2000, CRT#3 lent to the Issuer the sum of $1 million evidenced by the Issuer's Revolving Subordinated Promissory Note (the "Note"). Amendment No. 1 to the Note was executed by the parties as of March 16, 2001. These documents contain a right by CRT#3, upon an event of default under the note, to convert all or any part of the unpaid loans and interest thereon into shares of the Issuer at the rate of one share for each $1.00 of unpaid principal and interest thereon. This note was fully paid at maturity.

     (v) On February 28, 2001, RPJ entered into the RPJ-DE Option Agreement with Danny Edwards providing for the sale of 41,100 shares to RPJ (or his nominee). These shares were acquired by CRT#3 and are included in CRT#3's stockholdings shown herein. The RPJ-DE Option Agreement further provided to RPJ (or his nominee) the right to acquire from Mr. Edwards any shares that Mr.
Edwards acquires upon his exercise of options to purchase shares of the Issuer at the strike price of the options. Mr. Edwards has not exercised any of such options.

     (vi) On July 24, 2001, CRT#3 granted seven year options to each of KJW and Charles S. Mechem, Jr. ("CSM") to purchase 30,000 shares owned by CRT#3. 20% of such options become exercisable July 24, 2002 and on each July 24 of the four subsequent years.

     (vii) On August 31, 2001, CRT#3 granted to CAJ the right to require CRT#3 to purchase up to 200,000 shares from CAJ pursuant to the Put Agreement.

     (viii) On October 26, 2001, the Foundation acquired the JF Note and the JF Warrant to purchase 300,000 shares of the Issuer. The JF Warrant has been exercised as to 147,808 shares. The Issuer has entered into the Conversion Agreement dated March 11, 2002 with the Foundation pursuant to which the Foundation has agreed to convert its principal debt of $5,000,000 into equity and, if converted on request of the Issuer's institutional lender, the conversion will be deemed to have occurred on March 11, 2002, subject to a condition subsequent that the Issuer's institutional lender request the Foundation to convert the Issuer's debt to common stock. When converted, the conversion will also cover 113,972 shares issuable on conversion in respect of interest accruing through March 31, 2002. In addition, the JF Warrant was only exercisable for up to 25,000 shares without approval of the stockholders of the Issuer. The stockholders, in a special meeting held on January 28, 2002 approved the financing and the JF Warrant is now exercisable in its entirety.

     (ix) The Trust entered into a Registration Rights Agreement dated as of February 26, 2002 with the Issuer and others providing for certain rights with respect to registration of shares obtained upon exercise of warrants and conversion of debt represented by subordinated notes.

     (x) On February 28, 2002, the Trust lent to the Issuer the sum of $150,000 out of its own funds and received therefor the Trust Note and Trust Warrant 1 to purchase 36,000 shares of the Issuer.

     (xi) On March 1, 2002, the Issuer entered into an agreement with the Foundation pursuant to which the Foundation is granted the right to designate a nominee for election as a director of the Issuer. David E. Johnston ("DEJ") has been appointed as the Foundation's designee to serve as a director of the Issuer. From the date of such agreement, DEJ's services as a director shall be as the director designee of the Foundation.

     (xii) On March 19, 2002, the Issuer entered into the Guaranty Agreement with the Trust, whereby the Trust agreed to provide a guarantee of the repayment of certain amounts of money the Issuer is obligated to pay to the Issuer's lender and others.

     (xiii) On March 19, 2002, pursuant to the Guaranty Agreement, the Issuer granted to the Trust Trust Warrant 2 to purchase (a) up to 59,200 shares of the Issuer at a price of $0.25 per share and (b) an additional 24 shares of the Issuer at a price of $0.25 per share for each $100 or part thereof which becomes subject to the guaranty of the Trust.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

     1.   Statement Pursuant to Rule 13d-1(k).

     2. Designation Agreement dated March 1, 2002 between the Issuer and the Foundation (incorporated by reference to Exhibit 2 of Amendment No. 3 of
Schedule 13D for RPJ, et al., dated February 28, 2002).

     3. Conversion Agreement dated March 11, 2002 between the Issuer and the Foundation (incorporated by reference to Exhibit 3 of Amendment No. 3 of
Schedule 13D for RPJ, et al., filed March 22, 2002).

     4. Pledge Agreement dated May 29, 1996 between KJW and RPJ/JAJ Partners, Ltd. (incorporated herein by reference to Exhibit 1 to Schedule 13D of KJW dated February 22, 2002).

     5. Promissory Note dated May 31, 1996 in the principal amount of $74,326 issued by KJW to RPJ/JAJ Partners, Ltd., as amended.

     6. Pledge Agreement dated September 1, 1999 between KJW and the Trust, as amended.

     7. Promissory Note dated September 1, 1999 in the principal amount of $11,688.97 issued by KJW to the Trust, as amended.

     8. Pledge Agreement dated October 19, 1999, between KJW and the Trust, as amended.

     9. Promissory Note dated October 19, 1999 in the principal amount of $14,999.52 issued by KJW to the Trust, as amended.

     10. RPJ-DE Option Agreement between RPJ and Danny Edwards dated February 28, 2001 (incorporated herein by reference to Exhibit 3 to Schedule 13D of RPJ, et al., dated February 28, 2001).

     11.  Option   Agreement   dated  July  24,  2001   between  KJW  and  CRT#3
(incorporated herein by reference to Exhibit 3 to Amendment No. 1 of Schedule 13D of RPJ, et al., dated August 31, 2001).

     12.  Option   Agreement   dated  July  24,  2001   between  CSM  and  CRT#3
(incorporated herein by reference to Exhibit 4 to Amendment No. 1 of Schedule 13D of RPJ, et al., dated August 31, 2001).

     13.  Guaranty  Agreement  dated March 19,  2002  between the Issuer and the
Trust.

     14.  Trust Warrant 2 dated March 19, 2002.

     15.  Put   Agreement   dated   August  31,  2001   between  CAJ  and  CRT#3
(incorporated by reference to Exhibit 1 to Amendment No. 1 of Schedule 13D of RPJ, et al., dated August 31, 2001).

     16. Registration Rights Agreement dated February 26, 2002 among the Trust, CAJ, DWR Custodian for Kenneth Warren Attorney at Law fbo Kenneth J. Warren VIP Plus Profit Sharing Plan, John C. Lauchnor, CSM and the Company (incorporated by reference to Exhibit 23 to Schedule 13D of RA dated March 28, 2002).

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        March 28, 2002
                                        ----------------------------------------
                                        (Date)

                                        /s/Richard P. Johnston
                                        ----------------------------------------
                                        (Signature)

                                        Richard P. Johnston
                                        ----------------------------------------


                                        March 28, 2002
                                        ----------------------------------------
                                        (Date)

                                        /s/ Jayne A. Johnston
                                        ----------------------------------------
                                        (Signature)

                                        Jayne A. Johnston
                                        ----------------------------------------


                                        March 28, 2002
                                        ----------------------------------------
                                        (Date)

                                        Johnston Family Living Trust

                                        By: /s/ Richard P. Johnston
                                            ------------------------------------
                                            (Signature)

                                        Richard P. Johnston
                                        ----------------------------------------


                                        March 28, 2002
                                        ----------------------------------------
                                        (Date)

                                        Johnston Family Charitable Remainder
                                        Trust #3

                                        By: /s/ Richard P. Johnston
                                            ------------------------------------
                                            (Signature)

                                        Richard P.  Johnston
                                        ----------------------------------------


                                        March 28, 2002
                                        ----------------------------------------
                                        (Date)

                                        The Johnston Family Charitable
                                        Foundation

                                        By: /s/ Richard P. Johnston
                                            ------------------------------------
                                            (Signature)

                                        Richard P.  Johnston
                                        ----------------------------------------

                                  EXHIBIT INDEX

                                                                      Sequential
 Exhibit    Description                                                 Page No.
 -------    -----------                                                 --------

   1      Statement Pursuant to Rule 13d-1(k).                             __

   2      Designation  Agreement  dated  March  1,  2002  between  the     *
          Company and Foundation (incorporated by reference to Exhibit
          2 of Amendment No. 3 of Schedule 13D for RPJ, et al., dated February 28, 2002).

   3      Conversion  Agreement  dated  March  11,  2002  between  the     *
          Company and Foundation (incorporated by reference to Exhibit
          3 of Amendment No. 3 of Schedule 13D for RPJ, et al.,  filed
          March 22, 2002).

   4      Pledge  Agreement dated May 29, 1996 between KJW and RPJ/JAJ     *
          Partners,  Ltd. (incorporated herein by reference to Exhibit
          1 to Schedule 13D of KJW dated February 22, 2002).

   5      Promissory  Note dated May 31, 1996 in the principal  amount     __
          of $74,326 issued by KJW to RPJ/JAJ Partners, Ltd., as amended.

   6      Pledge Agreement dated September 1, 1999 between KJW and the     __
          Trust, as amended.

   7      Promissory  Note dated  September  1, 1999 in the  principal     __
          amount of $11,688.97 issued by KJW to the Trust, as amended.

   8 Pledge Agreement dated October 19, 1999, between KJW and the Trust, as amended.

   9      Promissory  Note dated  October  19,  1999 in the  principal     __
          amount of $14,999.52 issued by KJW to the Trust, as amended.

   10     RPJ-DE Option Agreement  between RPJ and Danny Edwards dated     *
          February 28, 2001 (incorporated herein by reference to Exhibit 3 to Schedule 13D of RPJ, et al., dated February 28,
          2001).

   11     Option  Agreement  dated July 24, 2001 between KJW and CRT#3     *
          (incorporated  herein by reference to Exhibit 3 to Amendment
          No. 1 of  Schedule  13D of RPJ,  et al.,  dated  August  31,
          2001).

   12     Option  Agreement  dated July 24, 2001 between CSM and CRT#3     *
          (incorporated  herein by reference to Exhibit 4 to Amendment
          No. 1 of  Schedule  13D of RPJ,  et al.,  dated  August  31,
          2001).

   13     Guaranty  Agreement dated March 19, 2002 between the Issuer      __
          and the Trust.

   14     Trust Warrant 2 dated March 19, 2002.                            __

   15     Put  Agreement  dated  August 31, 2001 between CAJ and CRT#3     *
          (incorporated by reference to Exhibit 1 to Amendment No. 1 of Schedule 13D of RPJ, et al., dated August 31, 2001).

   16     Registration  Rights Agreement dated February 26, 2002 among     *
          the Trust, CAJ, the DWR, Custodian for Kenneth Warren, Attorney at Law, fbo Kenneth J. Warren, VIP Plus Profit
          Sharing  Plan,  John  C.  Lauchnor,   CSM  and  the  Company
          (incorporated by reference to Exhibit 23 to Schedule 13D of RA dated March 28, 2002).

* Incorporated by reference.
                                  15